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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1              )*

Name of Issuer:  Datametrics Corp.

Title of Class of Securities:  Common Stock

CUSIP Number:  0002380851

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                           James Haber
                   609 Fifth Avenue, Suite 912
                    New York, New York  10017

     (Date of Event which Requires Filing of this Statement)

                        December 31, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall





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be subject to all other provisions of the Act (however, see the
Notes).

















































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CUSIP No.     0002380851

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James Haber    S.S. #


2.  Check the appropriate box if a member of a group

    a.
    b.   X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         1,311,600


8.  Shared Voting Power




9.  Sole Dispositive Power

         1,311,600







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10. Shared Dispositive Power




11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,311,600


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

         X

13. Percent of Class Represented by Amount in Row (11)

         9.8%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.























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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of Datametrics Corp. ("Datametrics").  The

Company's principal executive office is located at 21135 Erwin

Street, Woodland Hills, California 91367.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. James

Haber.  Mr. Haber is the sole principal of the general partner of

Infiniti Investment Fund, L.P., which is an investment limited partnership (the "Partnership").  Mr. Haber also has investment discretion over Tendencia Overseas Fund, Ltd., which is an

offshore fund (the "Offshore Fund").  Mr. Haber's business

address is 609 Fifth Avenue, Suite 912, New York, New York

10017.

         Mr. Haber has not during the last five years, been

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Mr. Haber has not during the last five years, been a party to a civil proceeding of a judicial or

administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Haber is a citizen of the United States of America.




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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Haber is deemed to

beneficially own 1,311,600 shares of Datametrics' Common Stock

(the "Shares"), which includes warrants convertible into 100,000 shares of Common Stock at the option of Mr. Haber.  The Shares are held by the Partnership, the Offshore Fund, and Mr. Haber.

The Shares were purchased on the open market at an approximate aggregate cost of $3,846,775.  The funds for the purchase of

Shares held in the Partnership came from capital contributions to the Partnership by its general and limited partners.  The funds for the purchase of the shares held in the Offshore Fund, over which Mr. Haber has investment discretion, came from the Offshore

Fund's shareholders.  The Shares held by Mr. Haber, a director of

Datametrics, were given to him by Datametrics in lieu of

directors fees for board meetings.  No leverage was used to

purchase the Shares.

Item 4.  PURPOSE OF TRANSACTION

         The Shares deemed to be beneficially owned by Mr. Haber

were acquired for, and are being held for, investment purposes.

Mr. Haber may acquire additional shares of Common Stock, dispose of all or some of the Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise,

or may continue to hold the Shares.






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         Mr. Haber does not have any plan or proposal which

relates to, or would result in, any of the actions enumerated in

Item 4 of the instructions to Schedule 13D.  However, Mr. Haber,

as a director of Datametrics, reserves the right to discuss

company business with management, make proposals to management and/or take other actions to influence the management of

Datametrics should he deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Haber is deemed to be the

beneficial owner of 1,311,600 shares of Datametrics' Common

Stock, which includes warrants convertible into 100,000 shares of

Common Stock at the option of Mr. Haber.  Based on information provided by the management of Datametrics, there are believed to be 13,383,162 shares of Datametrics' Common Stock outstanding.

Therefore, Mr. Haber beneficially owns 9.8% of Datametrics'

outstanding shares of Common Stock.  Mr. Haber has the power to vote, direct the vote, dispose of or direct the disposition of the shares of Datametrics' Common Stock that he currently

beneficially owns.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Mr. Haber does not have any contractual arrangement,

understanding or relationship with any person with respect to the

Common Stock of Datametrics.




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Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of Datametrics' Common Stock held in the Partnership, the Offshore Fund and by Mr. Haber.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


January 8, 1998



                             /s/ James Haber
                             ________________________________
                                   James Haber



























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                                                        EXHIBIT A


                     Daily Transactions -
                     ____________________

Trade Date     Number of Shares   Price Per Share      Value
              Purchased or Sold
__________    ________________    _______________      _____

12/10/97          11,200 (pur.)       2.2902        $   26,098

12/11/97          29,500 (pur.)       2.2109        $   66,401

12/15/97           2,000 (pur.)       2.1875        $    4,455

12/18/97           3,000 (pur.)       2.1875        $    6,683

12/19/97           5,000 (pur.)       2.0625        $   10,513

12/23/97          25,000 (pur.)       2.125         $   54,125

12/26/97          10,000 (pur.)       2.125         $   21,650

12/29/97          10,000 (pur.)       2             $   20,400

12/30/97           4,240 (pur.)       2             $    8,650

12/31/97         100,100 (pur.)       2.3967        $  243,914

12/31/97           1,500 (pur.)       2.75          $    4,215




















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